Exhibit 1.1

London, 5 March 2015

CSR PLC UNAUDITED RESULTS FOR THE FOURTH QUARTER

AND AUDITED RESULTS FOR THE 52 WEEKS ENDED 26 DECEMBER 2014

Strong Voice & Music growth. Record gross margin.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today report fourth quarter results for the 13 week period and full year results for the 52 week period to 26 December 2014:

Fourth Quarter Financial Summary	IFRS			Underlying*
	Q4 2014	Q4 2013		Q4 2014	Q4 2013
Revenue	$188.1m	$208.2m		$188.1m	$208.2m
Core revenue	$175.3m	$157.2m		$175.3m	$157.2m
Gross margin	60.0%	51.9%		60.4%	52.8%
Operating profit (loss)	$6.5m	($95.2m	)	$27.8m	$11.8m
Profit (loss) for the period	$21.6m	($76.1m	)	$23.4m	$11.1m
Diluted earnings (loss) per share	$0.12	($0.47)		$0.13	$0.06
Cash, cash equivalents and treasury deposits	$283.2m	$306.2m		$283.2m	$306.2m

Full Year Financial Summary	IFRS			Underlying*
	2014	2013		2014	2013
Revenue	$774.8m	$960.7m		$774.8m	$960.7m
Core revenue	$703.0m	$722.3m		$703.0m	$722.3m
Gross margin	58.1%	51.6%		58.5%	52.4%
Operating profit (loss)	$97.0m	($48.4m	)	$109.9m	$104.3m
Profit (loss) for the period	$96.8m	($46.3m	)	$90.0m	$81.1m
Diluted earnings (loss) per share	$0.55	($0.28)		$0.51	$0.46

•	On 15 October 2014, CSR plc and Qualcomm Incorporated (“Qualcomm”) announced that an agreement had been reached regarding the terms of a recommended cash offer for the Company by Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect wholly owned subsidiary of Qualcomm:

•	Clearance has been obtained in respect of the United States, as announced on 15 December 2014, and Germany, as announced on 2 February 2015. It is expected that the Scheme will become effective by late summer 2015.

•	Full year 2014 performance:

•	Revenue $774.8m (2013: $960.7m). Core revenue $703.0m (2013: $722.3m), reflecting lower revenue within Auto aftermarket and personal navigation devices (“PND”), declining Consumer revenues in particular from Gaming and Cameras, and non-recurring revenue for Voice & Music in China in H1 2013,

•	IFRS earnings per share $0.55 (2013: loss per share $0.28); Underlying earnings per share $0.51 increase of 11% (2013: $0.46).

•	Q4 2014 financial performance:

•	Revenue of $188.1m (Q4 2013: $208.2m) down 10% year-on-year, as expected reflecting mainly a 75% decline in Legacy revenue,

•	Core revenue of $175.3m (Q4 2013: $157.2m) up 12% year-on-year, reflecting mainly strong growth of 29% in Voice & Music, with small declines in Auto and Consumer of 3% and 2% respectively,

•	IFRS gross margin 60.0% (Q4 2013: 51.9%) mainly due to change in revenue mix towards Core; Record underlying gross margin 60.4% (Q4 2013: 52.8%),

•	IFRS operating profit of $6.5m (Q4 2013: loss of $95.2m); Underlying operating profit of $27.8m (Q4 2013: $11.8m),

•	Diluted earnings per share of $0.12 (Q4 2014: loss per share of $0.47); Underlying diluted earnings per share of $0.13 (Q4 2013: $0.06),

•	Ended Q4 2014 with cash, cash equivalents and treasury deposits of $283.2m (Q4 2013: $306.2m).

•	Momentum in platform strategy during Q4 2014:

•	aptX® added 23 licences taking total to nearly 320,

•	Series of Tier One design wins for Bluetooth® Smart,

•	Strong level of interest in CSRmesh™,

•	Continued year-on-year revenue growth in Auto factory-fit business and good interest in new generation Auto SoC product.

Joep van Beurden, Chief Executive Officer, said: “Q4 2014 has seen CSR deliver good year-on-year Core growth, driven by a strong increase in Voice & Music revenue and a good performance by Auto factory-fit. We also saw a record gross margin, as well as increased overall profitability and underlying earnings per ordinary share compared to Q4 2013.

“CSR is, we believe, well positioned to benefit from the opportunities to seamlessly connect people, devices and information, as well as the opportunities driven by the Internet of Things. Our Core business continues to perform well.

“On 15 October 2014, we reached agreement with Qualcomm Incorporated, regarding the terms of a recommended cash offer for CSR by QGT, an indirect wholly owned subsidiary of Qualcomm. On 4 December 2014, a Scheme of Arrangement for the acquisition of CSR and certain related matters was approved by CSR shareholders. Subject to the receipt of certain antitrust clearances, the acquisition is expected to become effective by late summer 2015.”

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, integration & restructuring costs, transaction costs, patent and litigation settlements, release of litigation provision, gain on sale of Imaging IP, non-current asset impairment (reversal) charge, fair value of contractual milestones, other operating income, the unwinding of discount on non-underlying items, recognition of tax assets, prior year tax adjustments and movements in uncertain tax positions, movement in uncertain tax positions, deferred tax impact of change in UK rate, tax effect of UK patent box, prior year tax adjustments relating to non-underlying items, recognition of tax losses brought forward and the effect of not diluting a loss per share. Please refer to the Supplementary Information for a reconciliation of IFRS to underlying measures at the back of this announcement.
**	Core includes Automotive Infotainment, Bluetooth Smart, Document Imaging and Voice & Music and the nascent market of Indoor Location.

Notes to Financial Summary Tables

Non-IFRS Disclosure: Although we prepare our financial statements in accordance with IFRS, we also report and discuss additional measures that we call “underlying”. These underlying measures are not IFRS measures. Management believes that these underlying measures provide investors with useful information regarding our ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers, which can distort trends. We present “underlying” measures in this document (a) as we believe they provide consistency between the way the business is reported, and the way management view the business and discuss its performance with investors; (b) to share metrics with all investors at the same time; (c) to disclose the main drivers of management remuneration and reward; and (d) to assist investors in understanding management decisions and the long term value of CSR. We use “underlying” measures in our business to (a) evaluate performance and value creation; (b) make resource allocation decisions; (c) provide performance targets for management remuneration and reward; and (d) target long term growth opportunities. “Underlying” measures are not defined terms under IFRS or any other GAAP and, therefore, the definitions should be carefully reviewed by our shareholders and investors. “Underlying” measures are not intended to be a substitute for IFRS measures, and are not superior to the IFRS measures reported. The definition of “underlying” measures can differ between companies, even if such measures have similar names. In addition, the adjustments made between “underlying” and IFRS measures are in some cases recurring, and we do not represent that these are outside the normal course of business. Some of the adjustments are based on management’s judgment in terms of both classification and estimation. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information.

We refer to the quarter ended on 26 December 2014 as “Q4 2014” and the quarter ended on 27 December 2013 as “Q4 2013”.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Rob Mindell
Jeffery Torrance, VP Investor Relations	Tel: +44 (0) 20 3727 1000
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

CSR will not be holding a conference call or webcast in conjunction with this announcement.

Recommended Cash Acquisition of CSR

On 15 October 2014, the boards of CSR plc and Qualcomm Incorporated (“Qualcomm”) announced that an agreement had been reached regarding the terms of a recommended cash offer for the Company, whereby Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect, wholly owned subsidiary of Qualcomm, will acquire the entire issued and to be issued share capital of CSR (the “Qualcomm Transaction”). As announced, the Qualcomm Transaction will be implemented by way of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), pursuant to which the Scheme Shares (as defined in the Scheme Document, issued to shareholders on 12 November 2014 (the “Scheme Document”)) will be cancelled and extinguished by way of a reduction in the capital of CSR plc and QGT (and/or its nominee(s)) will acquire newly issued shares paid up out of the reserve arising as a result of the cancellation of the Scheme Shares.

Under the terms of the Qualcomm Transaction, the Scheme Shareholders (as defined in the Scheme Document) on the Company’s register of members at 6.00 p.m. on the day before the Effective Date (as defined in the Scheme Document) will be entitled to receive 900 pence in cash for each CSR ordinary share held by them at that time.

The Court meeting and general meeting held on 4 December 2014 resulted in the approval of the Scheme and the passing of a special resolution to approve certain matters relating to the Scheme and the Qualcomm Transaction.

The Qualcomm Transaction is subject to a number of regulatory and other conditions which are set out in full in Part Three of the Scheme Document, and which include obtaining clearance from the relevant competition authorities in China, Germany, Japan, South Korea, Taiwan and the United States. Clearance has been obtained in respect of the United States, as announced on 15 December 2014, and Germany, as announced on 2 February 2015. It is expected that the Scheme will become effective by late summer 2015.

Executing Against our Strategy

Our goal is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are growing and where we can deliver differentiated platforms with a leading market position. We currently develop enhanced and connected platforms in the areas of Voice & Music, Auto and Consumer. We focus on five end markets in our Core business group – Automotive Infotainment, Bluetooth Smart, Document Imaging and Voice & Music and the nascent market of Indoor Location – which we believe position us to achieve our goals over the medium and longer term.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our total serviceable addressable market to grow from approximately $4.0 billion in 2014 to $6.6 billion in 2019 (excluding revenues from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 11%.

Review of 2014

2014 saw CSR continue to make progress in line with our Business Model. Overall though, our Core revenue was $703.0m (2013: $722.3m). This decline against the prior year reflected lower revenues from the aftermarket and PND sectors in our Auto business, weaker performance in Consumer (primarily Gaming and Cameras segments), and specific non-recurring demand from customers in China for the Voice & Music segments mono-headset technology, which we experienced in the first half of 2013 and which did not recur in 2014.

However, Voice & Music business achieved year-on-year growth in revenue, when compared, with 2013 as a result of the increasing demand for our leading-edge technologies in this segment. We also saw growth in the proportion of our Auto revenues derived from the supply of our products to the factory-fit market. As a result, we saw good year-on-year growth in Core revenue for the second half of 2014. For the whole of 2014, we also saw increased overall profitability and underlying earnings per ordinary share compared to 2013.

Core revenue fell by 3% from $722.3 million in 2013 to $703.0 million in 2014, and Group underlying gross margin has continued to improve, rising to 58.5% for 2014, from 52.4% in 2013, as Core becomes a higher proportion of Group revenue.

Our IFRS diluted profit per ordinary share was $0.55 compared with diluted loss per ordinary share of $0.28 in 2013. This swing mainly reflects the profitability movement between 2014 and 2013 including the gain arising from the sale of certain Imaging IP and the connected impairment reversal during 2014 and the non-cash impairment charge on our Cameras business in 2013. Underlying diluted earnings per ordinary share showed good growth on the prior year from $0.46 in 2013 to $0.51 in 2014.

Financial Metrics

Core revenue in Q4 2014 increased by 12% year-on-year to $175.3 million (Q4 2013: $157.2 million), reflecting an increase in Voice & Music revenue, partially offset by declines in Auto aftermarket and PND, Cameras and Gaming. Core underlying gross margins for Q4 2014 at 62.2% were above our stated range of 55% - 60% (Q4 2013: 60.2%).

Core revenue decreased 3% year-on-year (2014: $703.0 million; 2013: $722.3 million), reflecting the impact of the decline in Auto aftermarket and PND, and weaker performance in Cameras and Gaming, and non-recurring demand from customers in China for mono-headsets due to the enforcement of hands-free driving legislation which we experienced in the first half of 2013 and which did not recur in 2014.

We see good growth opportunities in our Core business including Voice & Music, Auto factory-fit and Bluetooth Smart. In Voice & Music, we saw strong growth year-on-year in the third and fourth quarter 2014 driven by growth in stereo wireless audio devices, such as soundbars, headphones and remote speakers.

Our products are used in a wide variety of consumer devices and, as a result, we are heavily exposed to consumer sentiment. The macro-economic environment has a significant impact on consumer sentiment, and in 2014, we saw somewhat improved economic conditions, especially in the US, but ongoing caution as a result of economic uncertainty in regions such as Asia. Overall therefore, the global outlook for 2015 remains unclear.

Pending satisfaction of the conditions and the Scheme becoming effective for the Qualcomm Transaction, our focus remains on supporting our customers by the continued delivery of our products and services, while maintaining our current operating cost structures. We expect that demand for our products and services will be driven by wider market and economic conditions in both developed and emerging markets, as well as changes in the requirements and the implementation plans of our customers.

Tax

Our underlying effective tax rate for Q4 2014 was 13%, reflecting movements in the geographic mix of profits towards jurisdictions where we had tax losses with no associated deferred tax asset, and the implementation of the Patent Box in the UK.

Progress on Platforms

In Auto, we experienced increased year-on-year demand from Tier One customers for our connectivity products in Q4 2014. Several of the previously reported design wins for our autograde Wi-Fi® are in volume production with a number of customers and we continue to ship our Wi-Fi to major Tier One original equipment manufacturers (“OEM”).

We have increased our year-on-year volume production for our auto infotainment SoCs (“system-on-a-chip”) with previously reported design wins with Tier One factory-fit OEMs. We continue to see good interest from Tier One factory-fit OEMs in our upcoming new generation automotive SoC.

In Q4 2014, we announced the channel availability of the CSR1010™ auto, a Grade 2 AEC-Q100 Bluetooth® Smart chip for automotive applications qualified for mass production. The solution equips automotive manufacturers with the tools they need to add exciting new features to existing infotainment systems and to design innovative future Bluetooth Smart applications for both inside and outside the car.

In Voice & Music, we continue to expect long-term growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices increases. An example of where such growth is anticipated is in the soundbar market, which enhances the audio quality for flat-panel TVs. We are also seeing increasing consumer demand for wireless speakers and headphones, which we believe is driven by growth in listening to music using tablets and other mobile devices, including smartphones. As the opportunities within this market expand, the level of competition continues to intensify, in particular in China for low cost entry level audio products.

We expect that there will be an increasing demand in the wireless home entertainment ecosystem for products utilising Bluetooth, Bluetooth Smart and Wi-Fi, combined with our technologies such as aptX and aptX Low Latency, DDFA® (Direct Digital Feedback Amplifier) power amplification, MAPX™ audio DSP and the Reciva® internet radio service.

Our audio codec aptX added 23 licence agreements during Q4 2014. During Q4, there were 38 product introductions featuring aptX including smartphones and tablets from Samsung and LG along with speakers and headsets from Bowers and Wilkins, Bang and Olufsen and Denon. At the end of Q4 2014, we had around 320 licencees for our aptX technology.

During Q4 2014, we announced the CSR8675™, our latest audio flash platform, designed specifically for high-end wireless audio products. Building on the CSR8670™, the feature rich platform offers greater processing power than its predecessor, allowing manufacturers to deliver enhanced quality audio output and noise cancellation for high-end speakers, soundbars, stereo headsets and gaming headphones. In addition, our DDFA platform has been selected for use in Denon’s PMA-50 digital compact Hi-Fi amplifier.

In Consumer, we saw a number of Tier One wins for Bluetooth Smart. Our pipeline of design wins for Bluetooth Smart continues to grow in areas such as Human Interface Devices (“HID”), remote controls and the Internet of Things (“IoT”). We believe that these series of design wins, combined with our position in the Voice & Music market, will enable us to extend our presence in the developing wireless home entertainment ecosystem. This ecosystem comprises wirelessly connected products such as Smart TVs, set-top boxes, remote controls, soundbars, sub-woofers, 3D glasses, stereo headsets, game controllers and keyboards.

In Q1 2014, we announced CSRmesh, a disruptive Bluetooth Smart technology designed to place the smartphone at the centre of the IoT, which enables an almost unlimited number of Bluetooth Smart enabled devices to be networked together and controlled directly from a single smartphone, tablet or PC. We are experiencing a high level of interest for this technology from a wide range of manufacturers including those in the area of the IoT.

In Q4 2014, we announced that we will offer two mbed expansion boards, also known as shields, to the IoT developer community. One shield solution combines Wi-Fi and Bluetooth based on the CSR6030™ and CSR8311™. The other offers Bluetooth Smart connectivity based on CSR1010.

During the fourth quarter, we announced software releases for the SiRFstarV™ 5ea automotive-grade quad-GNSS location platform, whereby support was added for concurrent use of GPS and BeiDou (“BDS”) satellite constellations.

In addition, in Q4 2014, we launched the SiRFusion™ Software Development Kit (“SDK”) for Android application developers. The solution enables indoor positioning for Android developers looking to create next-generation apps. Developers can now leverage the SiRFusion library to rapidly integrate new location-based capabilities and services such as indoor location tagging and analytics for social networking applications, indoor navigation, lone worker efficiency and safety capabilities, as well as indoor asset tracking and targeted e-commerce services.

As we have previously reported, we continue to see competition in our markets from existing and new entrants and we see increasing investment by these companies in emerging, as well as more established, markets.

Operating Results

Under IFRS, gross margin in Q4 2014 was a record 60.0% (Q4 2013: 51.9%). Underlying gross margin increased from 52.8% in Q4 2013 to a record 60.4% in Q4 2014. Core underlying gross margin was 62.2% (Q4 2013: 60.2%). Legacy underlying gross margin was 36.2% in Q4 2014 (Q4 2013: 30.1%).

Our IFRS operating expenses for Q4 2014 were $106.3 million (Q4 2013: $126.4 million) and declined largely for the same reasons as stated below.

Our underlying operating expenses in Q4 2014 were $85.8 million (Q4 2013: $98.1 million), with underlying R&D costs of $56.3 million (Q4 2013: $58.7 million) and underlying SG&A costs of $29.5 million (Q4 2013: $39.4 million). Q4 2014 underlying operating expenses fell year-on-year, due to reduced variable employee benefit costs and external development costs, as well as lower costs due to reduced litigation activity.

The key differences between IFRS operating profit and underlying operating profit include share based payment charges of $7.7 million (Q4 2013: $9.2 million) and transaction costs, relating to the potential acquisition of the group by Qualcomm, of $12.0 million (Q4 2013: $nil). In Q4 2013, we recognised a non-current asset impairment charge of $76.9 million, recognised within IFRS operating profit, and $6.5 million, relating to anticipated severance payments, within integration and restructuring expenses (Q4 2014: credit of $0.4 million; Q4 2013: $12.3 million) following our decision in December 2013 to cease our development of future camera-on-a-chip (“COACH”) platform products. The comparatives were also impacted by the recognition of a provision for $5.0 million in Q4 2013, relating to contractual milestones in connection with the transaction completed in 2012 with Samsung Electronics Co., Ltd.

Ordinary Share Count

The diluted weighted average number of ordinary shares for Q4 2014 was 173.8 million, an increase on the diluted weighted average number of ordinary shares for the previous quarter (Q3 2014: 170.9 million).

Operating Review

Fourth quarter revenue and gross margin by reportable segment	Q4 2014	Q4 2013	Revenue change from Q4 2013 to Q4 2014
Auto	$47.3m	$48.9m	(3%)
Voice and Music	$89.6m	$69.2m	29%
Consumer	$38.4m	$39.1m	(2%)
Core	$175.3m	$157.2m	12%
Underlying gross margin - Core	62.2%	60.2%
Legacy Products Group	$12.8m	$51.0m	(75%)
Underlying gross margin - Legacy Products Group	36.2%	30.1%
Total revenue	$188.1m	$208.2m	(10%)
Underlying gross margin - total	60.4%	52.8%

Full year revenue and gross margin by reportable segment	2014	2013	Revenue change from 2013 to 2014
Auto	$201.0m	$228.8m	(12%)
Voice and Music	$346.6m	$312.0m	11%
Consumer	$155.4m	$181.5m	(14%)
Core	$703.0m	$722.3m	(3%)
Underlying gross margin - Core	60.8%	59.7%
Legacy Products Group	$71.8m	$238.4m	(70%)
Underlying gross margin - Legacy Products Group	36.2%	30.3%
Total	$774.8m	$960.7m	(19%)
Underlying gross margin - total	58.5%	52.4%

Auto

Q4 2014: 25% of revenue; Q4 2013: 24% of revenue (FY 2014: 26% of revenue; FY 2013: 24% of revenue)

Revenue in the Auto business was $47.3 million in Q4 2014 (Q4 2013: $48.9 million), a decrease of 3% over the comparable period. For the 52 week financial period ending 26 December 2014, our Auto revenue was $201.0 million (Q4 2013: $228.8 million), a decrease of 12%. We saw double-digit year-on-year quarterly growth in Q4 2014 for Auto factory-fit, where we continue to see strong engagement with automotive OEMs. Factory-fit in Q4 2014 represented more than 50% of Auto revenue. However, that growth was more than offset by revenue declines in Auto PND and Auto aftermarket primarily in China as a result of increased competitive pressures, which we expect to continue in the coming year.

Voice and Music

Q4 2014: 48% of revenue; Q4 2013: 33% of revenue (FY 2014: 45% of revenue; FY 2013: 32% of revenue)

Revenue in the Voice & Music business for Q4 2014 was $89.6 million (Q4 2013: $69.2 million), an increase of 29% on the comparable period, reflecting strong growth in high-end stereo speakers and headsets. For 2014 as a whole, our Voice & Music revenue was $346.6 million (2013: $312.0 million), an increase of 11%. We continue to hold a leading position in Bluetooth audio and our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers.

Consumer

Q4 2014: 20% of revenue; Q4 2013: 19% of revenue (FY 2014: 20% of revenue; FY 2013: 19% of revenue)

Revenue in the Consumer business in Q4 2014 was $38.4 million (Q4 2013: $39.1 million), a decrease of 2% over the comparable period.

As expected, Cameras revenue in Q4 2014 declined, to $8.0 million (Q4 2013: $8.6 million). In Gaming, revenue declined in Q4 2014 compared to Q4 2013, due in part to weakness in some areas of the console market and lower revenues from a single customer. Revenue in our Document Imaging business has been broadly stable.

Consumer revenue for 2014 was $155.4 million (2013: $181.5 million), a decrease of 14%, due to declines in Gaming and Cameras.

We continue to invest in developing leading edge technologies which we believe offer future growth potential. We have seen a high level of interest in Bluetooth Smart and a growing pipeline of design wins, with Q4 2014 revenue increasing strongly year-on-year. While Bluetooth Smart revenue is small compared to our overall revenue base, we continue to see the potential for strong growth in this area during 2015 and beyond. This is being driven in part by the proliferation of Bluetooth Smart Ready devices which can deploy Bluetooth Smart connectivity directly, or as a gateway to the cloud, for IoT applications, for use cases such as industrial and home automation, beacons and home entertainment. We expect this technology, which is already available in many smartphones and tablets from major manufacturers, will result in the development of an ecosystem of peripherals and other Bluetooth Smart products around such devices.

During 2014, we continued to develop related technology using our proprietary Bluetooth Smart technologies which are already being considered by our customers for use in a range of devices such as remotes, HID devices (keyboard and/or mouse), health and fitness products and Auto, as well as products based on our CSRmesh technology in areas such as consumer lighting and home automation.

We are also making good progress with the commercial development of our Indoor Location platform. This utilises infrastructure such as Wi-Fi and/or Bluetooth Smart as well as motion and pressure sensors, and is in trial with Tier One companies. We expect that the adoption of Bluetooth Smart enabled indoor beacons will increase the use of indoor maps and indoor navigation applications, which in turn could increase the market for our Indoor Location technology.

Legacy Products

Q4 2014: 7% of revenue; Q4 2013: 24% of revenue (FY 2014: 9% of revenue; FY 2013: 25% of revenue)

Legacy Products consists of the discontinued Home Entertainment business lines acquired as part of the acquisition of Zoran in 2011 and the handset connectivity and handset location business lines retained following the transaction with Samsung in 2012. Revenue in Legacy Products in Q4 2014 was $12.8 million (Q4 2013: $51.0 million), a decrease of 75% over the comparable period. Full year 2014 revenue was $71.8 million (2013: $238.4 million).

Dividend

In view of the Qualcomm Transaction, the Board does not intend to pay or recommend for payment any further dividends at this time.

Share Buyback

In June 2014, the Board authorised a further share buyback of up to $20 million, following the sale of certain Imaging IP assets.

During Q3 2014, we purchased 1,292,728 ordinary shares at an average price of 554 pence per ordinary share, for a total consideration of $12.0 million. In view of the Qualcomm Transaction, the share buyback programme has been suspended and the Board does not intend to undertake any further share buybacks at this time.

In addition to the above share buyback, the Board also allocated $20 million to the Employee Benefit Trust (“the EBT”) for the purchase of CSR ordinary shares in the open market to support the future settlement of the exercise of share related incentives by employees of the CSR Group.

At the end of Q3 2014, the EBT had purchased 776,228 ordinary shares at an average price of 578 pence per ordinary share, for a total consideration of $7.6 million. In view of the Qualcomm Transaction, purchases by the EBT have been suspended and it is not intended that any further purchases should be undertaken by the EBT at this time.

People

Total headcount was 2,108 as at 26 December 2014 (26 September 2014: 2,130).

Contingent liabilities

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is one of four named defendants in a patent infringement case filed by plaintiff Azure Networks, a patent portfolio non-practising entity, in the US District Court for the Eastern District of Texas on 13 January, 2015. The case is in the initial stages and a trial date has not been set.

China Southern Railway (a partially owned Chinese government entity) challenged CSR’s use of our corporate brand word mark “CSR” in China. In December 2014, the Chinese Trademark Office issued a favorable ruling affirming CSR’s trademark use and rejecting China Southern Railways’ challenge.

During the course of our ongoing group legal entity rationalisation programme, we have become aware of a possible, but not probable, exposure relating to overseas tax with respect to a prior period restructuring. CSR’s best estimate of this contingent liability is $2.8 million.

No provision has been recorded for any of the above as a cash outflow has not been deemed probable at the balance sheet date.

Financial Review – fourth quarter ended 26 December 2014

	IFRS				Underlying
Fourth Quarter Financial Summary	Q4 2014		Q4 2013		Q4 2014		Q4 2013
Revenue	$188.1m		$208.2m		$188.1m		$208.2m
Gross profit	$112.8m		$108.1m		$113.6m		$110.0m
Gross margin	60.0%		51.9%		60.4%		52.8%
R&D expenditure	($60.8m	)	($64.1m	)	($56.3m	)	($58.7m	)
SG&A expenditure	($45.5m	)	($62.3m	)	($29.5m	)	($39.4m	)
Non-current asset impairment charge	—		($76.9m	)	—		—
Operating profit (loss)	$6.5m		($95.2m	)	$27.8m		$11.8m
Tax (charge) credit	$16.4m		$20.7m		($3.4m	)	$0.5m
Diluted earnings (loss) per share	$0.12		($0.47)		$0.13		$0.06
Net cash from operating activities	$29.6m		$37.3m		$29.6m		$37.3m

Revenue

Revenue in Q4 2014 decreased by 10% over the comparable period in 2013 to $188.1 million (Q4 2013: $208.2 million). Whilst Core revenue increased by 12% to $175.3 million (Q4 2013: $157.2 million), driven by growth in Voice & Music (29% increase over the comparable period in 2013), this was more than offset by a decrease of 75% in Legacy revenue.

Gross margin

Gross margin increased under IFRS in Q4 2014 to 60.0% (Q4 2013: 51.9%), driven by a larger share of the revenue mix and higher gross margin for Core revenue, as discussed below.

Underlying gross margin in Q4 2014 increased by 7.6 percentage points over the comparable period in 2013 to a record 60.4% (Q4 2013: 52.8%). The improvement in gross margin reflects a larger proportion of Core business, which was 93% of total revenue in Q4 2014 (Q4 2013: 76% of total revenue), and increased gross margin within both Core (Q4 2014: 62.2%; Q4 2013: 60.2%) and Legacy (Q4 2014: 36.2%; Q4 2013: 30.1%).

Operating Expenses

IFRS R&D expenditure decreased by 5% to $60.8 million (Q4 2013: $64.1 million) over the equivalent period in 2013 and SG&A expenditure decreased by 27% to $45.5 million (Q4 2013: $62.3 million), largely for the reasons discussed below. Included within Q4 2014 IFRS SG&A expenses are transaction costs of $12.0 million, incurred in relation to the Qualcomm Transaction.

Underlying operating expenses declined by 13% to $85.8 million (Q4 2013: $98.1 million), with a 4% decrease in underlying R&D expenditure (Q4 2014: $56.3 million, Q4 2013: $58.7 million) and a 25% decrease in underlying SG&A expenditure (Q4 2013: $29.5 million, Q4 2013: $39.4 million), a trend that was driven by lower variable employee expenses in Q4 2014, as well as a lower cost base following the discontinuation of investment in our camera-on-a-chip (“COACH”) platform and lower costs due to reduced litigation activity.

Goodwill and non-current asset impairment charge

On 10 December 2013, we announced our decision to cease development of future COACH platform products, resulting in a $76.9 million non-cash impairment charge of the goodwill, intangible assets and tangible assets allocated to the Cameras cash generating unit (“CGU”). This charge was recognised in IFRS operating profit in Q4 2013 and comprised $50.5 million impairment of goodwill, and $26.4 million impairment of intangible and tangible assets.

Some of this impairment charge was subsequently reversed in 2014. Refer to the financial review for the 52 weeks ended 26 December 2014 for further details.

Operating Result

Largely as a consequence of the recognition of this impairment charge in Q4 2013, there was an increase of $101.7 million in IFRS operating profitability over the comparable period last year (Q4 2014: operating profit of $6.5 million; Q4 2013: operating loss of $95.2 million).

Underlying operating profit increased by $16.0 million over the comparable period in 2013 to $27.8 million (Q4 2013: $11.8 million) as the increase in gross margins and decrease in underlying operating expenses more than offset the decrease in total revenue.

Tax charge

Under IFRS, we recognised a tax credit of $16.4 million in Q4 2014, (IFRS tax credit of $20.7 million in Q4 2013). The tax credit of $16.4 million is primarily the consequence of the recognition of a deferred tax asset arising from temporary differences relating to our Israeli subsidiary, subsequent to the sale of certain Camera IP which completed in the second quarter of 2014.

A tax credit of $20.7 million was recognised in 2013, primarily as a consequence of the release of historic uncertain tax positions relating to Zoran and adjustments to tax payable on the disposal in 2012 of handset connectivity and handset location development operations to Samsung Electronics Co., Ltd.

We recognised an underlying tax charge of $3.4 million in Q4 2014, (underlying tax credit of $0.5 million in Q4 2013), resulting in an underlying effective tax rate of 12.7% for Q4 2014. This can be attributed to a reduction in the underlying effective tax rate for 2014 during the quarter to 16.6% (9 months to September 2014: 17.9%), as a result of a movement in the mix of profits towards jurisdictions where we had tax losses with no associated deferred tax asset.

Earnings per share

IFRS diluted earnings per ordinary share for Q4 2014 increased by $0.59 to $0.12 (Q4 2013: diluted loss per ordinary share of $0.47) and underlying diluted earnings per ordinary share for Q4 2014 increased by $0.07 to $0.13 (Q4 2013: $0.06). The movement can be attributed to improved profitability in comparison to Q4 2013, as described above.

Cash, cash equivalents and treasury deposits

As at 26 December 2014, cash, cash equivalents and treasury deposits were $283.2 million (26 September 2014: $262.9 million).

There was a cash inflow from operating activities of $29.6 million, a decrease of $7.7 million over the comparable period (Q4 2013: $37.3 million). Though there was an increase in underlying operating profitability in comparison to Q4 2013, movements in working capital were more favourable in Q4 2013, with cash receipts from receivables being particularly strong.

There was significant capital expenditure on property, plant and equipment, and intangible assets with $8.3 million invested during the fourth quarter, in building moves, intellectual property and infrastructure.

Balance Sheet

Days sales outstanding of 38 days was an increase on both the prior quarter (Q3 2014: 35 days) and the comparable period in the previous year (Q4 2013: 37 days), as revenue was particularly weighted towards the end of Q4 2014.

Inventory days of 69 days was broadly consistent with the comparable period in 2013 (Q4 2013: 67 days) but represents a seasonal increase on Q3 2014 of 5 days (Q3 2014: 64 days). Inventory balances decreased by $3.2 million during the quarter to $56.4 million (Q3 2014: $59.6 million).

Financial Review – 52 weeks ended 26 December 2014

Full Year Financial Summary	IFRS				Underlying
	2014		2013		2014		2013
Revenue	$774.8m		$960.7m		$774.8m		$960.7m
Gross profit	$449.9m		$495.3m		$453.2m		$503.4m
Gross margin	58.1%		51.6%		58.5%		52.4%
R&D expenditure	($240.9m	)	($273.1m	)	($223.6m	)	($248.4m	)
SG&A expenditure	($150.2m	)	($193.7m	)	($119.7m	)	($150.7m	)
Non-current asset impairment reversal (charge)	$23.3m		($76.9m	)	—		—
Gain on disposal of Imaging IP	$14.9m		—		—		—
Operating profit (loss)	$97.0m		($48.4m	)	$109.9m		$104.3m
Tax (charge) credit	$3.0m		$6.1m		($17.8m	)	($20.7m	)
Diluted earnings (loss) per share	$0.55		($0.28)		$0.51		$0.46
Net cash from operating activities	$69.1m		$82.3m		$69.1m		$82.3m

Revenue

Our revenue for the 52 week period ended 26 December 2014 decreased by $185.9 million to $774.8 million from $960.7 million in 2013. This decrease was primarily due to the expected decline in our Legacy segment, reduced volumes of Auto aftermarket, Auto PND and Gaming products, and our withdrawal from the Cameras market following our decision to discontinue development of future COACH products. This decrease was partially offset by growth in the Voice & Music and Auto factory-fit businesses.

Gross margin and gross profit

Our IFRS gross margin in respect of the 52 week period ended 26 December 2014 increased to 58.1% (2013: 51.6%), primarily due to a change in product mix, with more of our revenue being generated from our higher margin Voice & Music and Auto segments, in place of lower margin Legacy and Cameras products both of which saw an expected reduction in sales volumes.

The increase in gross margin was not enough to offset the overall decline in revenue for the year and therefore, gross profit decreased to $449.9 million for 2014 from $495.3 million for 2013.

Gross profit includes $3.3 million of amortisation of intangible assets arising from historical acquisitions (2013: $8.1 million). Excluding these charges, the underlying gross profit for 2014 was $453.2 million, which resulted in an underlying gross margin of 58.5%, (2013: $503.4 million, 52.4%).

Operating expenses

Research and development (R&D) expenses

Underlying R&D expenses decreased 10% to $223.6 million in 2014 (2013: $248.4 million) which was mainly due to a decrease in variable employee expenses and the result of ceasing further investment in COACH product development.

Under IFRS, R&D expenses decreased by 12% to $240.9 million (2013: $273.1 million), primarily for the reasons discussed above. Share-based payment charges decreased by $6.5 million between 2013 and 2014. The reduced cost was due to a decrease in the number of share options and awards granted in 2014. In addition, there was a one-off charge in 2013 relating to the vesting of one year retention awards issued in 2012. Amortisation of acquired intangibles decreased in 2014 as assets acquired in historical acquisitions reached the end of their useful economic life.

Sales, general and administration (SG&A) expenses

Overall SG&A costs decreased 22% to $150.2 million in 2014 from $193.7 million in 2013, which was primarily due to:

•	Lower underlying SG&A expenses (2014: $119.7 million; 2013: $150.7 million) driven by lower variable employee expenses, reduced litigation activity and a reduction in average SG&A headcount from 659 in 2013, to 611 in 2014;

•	A decrease in share-based payment charges due to the lower volume of share options and awards granted during the year, as well as an unusually high charge in 2013 arising from the release of retention awards with a one year vesting period (2014: $13.4 million; 2013: $15.4 million);

•	Significantly reduced integration and restructuring costs due to less activity in these areas during 2014 (2014: $2.0 million; 2013: $24.7 million);

•	The one-off cost of $5.0 million booked in 2013 for a provision against possible adjustments in consideration from the Samsung transaction based on the timing of certain deliverables that CSR and Samsung agreed to deliver together. This liability was fully settled in 2014.

This decrease in SG&A expenses was partially offset by:

•	The one-off release of a $9.8 million litigation provision in 2013 relating to historical litigation;

•	Transaction costs of $12.0 million arising from the proposed Qualcomm Transaction, including $5.6 million on assignment of contracts and $5.0 million on legal fees.

Non-current asset impairment reversal (charge) and gain on disposal of Imaging IP

In 2014, we completed the sale of certain Imaging IP assets associated with the Cameras business, together with the team devoted to their development. Immediately prior to this, an analysis was performed to assess the carrying value of assets allocated to the Cameras CGU and, as a consequence, intangible assets were reinstated at a carrying amount equivalent to that as if the assets had not been impaired ($23.3 million) and the impairment charge was reversed to the same extent, resulting in a credit to operating profit of $23.3 million in 2014. The gain arising on the disposal, which completed in the second quarter of 2014, was $14.9 million.

In 2013, following the announcement that we were no longer investing in further development of certain camera products, we impaired goodwill and fixed assets allocated to the Cameras CGU by $76.9 million.

Operating result

Our IFRS operating profit for 2014 was $97.0 million. This reflected a combination of underlying operating profit of $109.9 million, an impairment reversal and gain on disposal of Imaging IP associated with the COACH business, and $29.9 million of share option charges. All of these items are more fully explained above. The IFRS operating margin was 12.5% for 2014, compared to a loss of 5.0% in 2013.

Underlying operating margin was 14.2% in 2014 compared to 10.9% in 2013, the increase was mainly driven by improved cost control in R&D and SG&A expenses and higher gross margin on lower revenues. These factors are discussed in more detail in the paragraphs above. Underlying operating profit in 2014 was $109.9 million, compared to $104.3 million in 2013.

Taxation

The tax credit for 2014 was $3.0 million, compared to a credit of $6.1 million in 2013. This results in an effective tax rate of (3.2%) for the year (2013: 11.6%).

The rate is lower than the average UK statutory rate of 21.5% due primarily to the offset of tax losses for which no deferred tax asset had been recognised, together with the recognition of a deferred tax asset with respect to temporary differences relating to our Israeli subsidiary, following stabilisation of its business model subsequent to sale of certain Imaging IP. The lower tax rate for 2013 was due primarily to the non-deductibility for tax purposes of the Camera impairment, although this was offset in part by the release of historical provisions relating to the former Zoran operations.

The underlying effective tax rate for 2014 was 16.6%, which differed from the rate of 21.5% due mainly to reductions from the UK Patent Box and the offset of tax losses for which no deferred tax asset had been recognised.

Earnings per share

Basic and diluted earnings per ordinary share were $0.59 and $0.55 respectively in 2014, compared to basic and diluted loss per ordinary share of $0.28 and $0.28 in 2013. Underlying diluted earnings per ordinary share was $0.51 in 2014 and $0.46 in 2013.

The main factors leading to these movements were the change in profitability for the period, as described in the paragraphs above. The weighted average diluted number of shares at the end of 2014 of 175.6 million was broadly consistent with 2013 (175.2 million), as the ordinary shares bought back and cancelled during the period were offset by the exercise of share options and awards and improvements in the share price, increasing the dilutive effect of outstanding options.

Cash, cash equivalents and treasury deposits

Cash, cash equivalents and treasury deposits decreased to $283.2 million as at 26 December 2014, compared to $306.2 million at 27 December 2013.

In 2014 we spent $35.8 million on capital additions including items capitalised in prior years. In 2014, we paid cash dividends of $23.6 million (2013: $20.4 million), and spent $70.3 million (2013: $71.6 million) on share buybacks. Cash purchases of our own shares in 2014 include $62.7 million from buyback programmes and $7.6 million through the EBT.

During 2014, we paid $5.1 million for the trade and assets of Reciva Ltd and received $36.5 million from the sale of certain Imaging IP, whilst incurring $6.1 million of directly attributable costs.

Other financing activities in 2014 represent cash inflows from proceeds of issues of shares of $15.1 million which decreased from $24.2 million in 2013 due to a lower number of share options and awards being exercised by employees and a lower weighted average exercise price.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the recommended cash offer for CSR by Qualcomm (the “Qualcomm Offer”), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music, Auto and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management; and (ii) the expected benefits from the Qualcomm Offer.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realise the expected benefits from the Qualcomm Offer in the amounts or in the timeframe anticipated; the effects of governmental regulation; a reduction in demand for consumer products due to challenging and uncertain economic conditions; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our latest Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Providing this information does not imply that any licence is granted under any patent on other rights owned by CSR. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q4 2014	Q4 2013	Q3 2014	2014	2013
		$’000	$’000	$’000	$’000	$’000
Revenue		188,070	208,235	212,218	774,773	960,710
Cost of sales		(75,278)	(100,100)	(85,565)	(324,875)	(465,443)

Gross profit		112,792	108,135	126,653	449,898	495,267
Research and development costs		(60,793)	(64,114)	(61,398)	(240,921)	(273,026)
Selling, general and administrative expenses		(45,547)	(62,282)	(35,491)	(150,208)	(193,731)
Non-current asset impairment (charges) reversal		—	(76,896)	—	23,267	(76,896)
(Loss) gain on disposal of Imaging IP		—	—	(407)	14,931	—

Operating profit (loss)		6,452	(95,157)	29,357	96,967	(48,386)
Investment income		404	563	94	731	920
Finance expense		(1,659)	(2,146)	(1,663)	(3,865)	(4,993)

Profit (loss) before tax		5,197	(96,740)	27,788	93,833	(52,459)
Tax		16,386	20,681	(8,804)	2,993	6,130

Profit (loss) for the period		21,583	(76,059)	18,984	96,826	(46,329)

Earnings (loss) per share		$	$	$	$	$
Basic	5	0.13	(0.47)	0.12	0.59	(0.28)
Diluted	5	0.12	(0.47)	0.11	0.55	(0.28)

Condensed Consolidated Statement of Comprehensive Income

		Q4 2014	Q4 2013	Q3 2014	2014	2013
		$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period		21,583	(76,059)	18,984	96,826	(46,329)
Items that may be reclassified subsequently to the income statement
(Loss) gain on cash flow hedges		(5,519)	2,304	(5,440)	(7,391)	2,947
Net tax on cash flow hedges in statement of comprehensive income		1,117	(521)	1,102	1,452	(686)
Transferred to income statement in respect of cash flow hedges		784	(476)	(2,563)	(6,030)	570
Tax on items transferred from statement of comprehensive income		(158)	112	519	1,341	(131)

		(3,776)	1,419	(6,382)	(10,628)	2,700

Items that will not be reclassified subsequently to the income statement
Actuarial gains in defined benefit schemes		155	9	—	155	9
Scheme assets above the threshold		(154)	(424)	—	(154)	(424)

		1	(415)	—	1	(415)

Other comprehensive (loss) income for the period		(3,775)	1,004	(6,382)	(10,627)	2,285

Total comprehensive income (loss) for the period		17,808	(75,055)	12,602	86,199	(44,044)

Condensed Consolidated Balance Sheet

	26 December 2014	27 December 2013
	$’000	$’000
Non-current assets
Goodwill	133,331	131,340
Other intangible assets	65,018	72,286
Property, plant and equipment	43,921	36,424
Investments	3,500	2,500
Deferred tax asset	129,296	109,181
Long term asset	—	31,006

	375,066	382,737

Current assets
Inventory	56,420	73,914
Derivative financial instruments	—	6,171
Trade and other receivables	153,517	111,146
Corporation tax debtor	1,003	3,031
Treasury deposits	75,357	78,776
Cash and cash equivalents	207,843	227,468

	494,140	500,506

Total assets	869,206	883,243

Current liabilities
Trade and other payables	164,691	199,079
Current tax liabilities	6,953	9,071
Derivative financial instruments	7,635	—
Provisions	4,407	10,064

	183,686	218,214

Net current assets	310,454	282,292

Non-current liabilities
Trade and other payables	16,837	27,997
Deferred tax liability	3,910	4,948
Long-term provisions	817	2,522

	21,564	35,467

Total liabilities	205,250	253,681

Net assets	663,956	629,562

Equity
Share capital	326	326
Share premium account	558,616	547,685
Capital redemption reserve	1,043	1,032
Merger reserve	61,574	61,574
Employee benefit trust reserve	(31,605)	(23,974)
Treasury shares	(122,322)	(131,123)
Hedging reserve	(7,409)	6,012
Share based payment reserve	163,126	142,327
Retained earnings	40,607	25,703

Total equity	663,956	629,562

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Retained earnings $’000	Total $’000
At 28 December 2013	326	547,685	1,032	61,574	(23,974)	(131,123)	6,012	142,327	25,703	629,562
Profit for the period	—	—	—	—	—	—	—	—	96,826	96,826
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(13,421)	—	2,794	(10,627)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(13,421)	—	99,620	86,199
Share issues	11	10,931	—	—	—	8,801	—	—	(1,876)	17,867
Repurchase of ordinary shares	(11)	—	11	—	(7,631)	—	—	—	(61,877)	(69,508)
Share buy back liability	—	—	—	—	—	—	—	—	(8,434)	(8,434)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	22,612	—	22,612
Modification of equity-settled share-based payments	—	—	—	—	—	—	—	(1,813)	—	(1,813)
Effective rate adjustment	—	—	—	—	—	—	—	—	541	541
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	5,613	5,613
Credit to equity on recognition of losses	—	—	—	—	—	—	—	—	4,902	4,902
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	(23,585)	(23,585)

At 26 December 2014	326	558,616	1,043	61,574	(31,605)	(122,322)	(7,409)	163,126	40,607	663,956

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Retained earnings* $’000	Total $’000
At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	99,280	694,934
Loss for the period	—	—	—	—	—	—	—	—	(46,329)	(46,329)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	3,517	—	(1,232)	2,285

Total comprehensive income (loss) for the period	—	—	—	—	—	—	3,517	—	(47,561)	(44,044)
Share issues	12	24,031	—	—	—	5,690	—	—	(1,237)	28,496
Repurchase of ordinary shares	(3)	—	3	—	(4,811)	(49,884)	—	—	(18,721)	(73,416)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	29,650	—	29,650
Effective rate adjustment	—	—	—	—	—	—	—	—	(361)	(361)
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	11,459	11,459
Credit to equity on recognition of tax losses	—	—	—	—	—	—	—	—	3,202	3,202
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	(20,358)	(20,358)

At 27 December 2013	326	547,685	1,032	61,574	(23,974)	(131,123)	6,012	142,327	25,703	629,562

*	During 2013 the tax reserve was merged into retained earnings. As a consequence, the comparatives have been restated and presented as one combined reserve.

Condensed Consolidated Cash Flow Statement

		Q4 2014	Q4 2013	Q3 2014	2014	2013
		$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	6	29,618	37,253	32,160	69,075	82,308

Investing activities
Interest received		200	145	51	526	521
Purchase of treasury deposits		(69,795)	(30,999)	(4,891)	(162,364)	(109,861)
Sales of treasury deposits		9,753	5,203	50,487	165,783	49,576
Purchases of property, plant and equipment		(4,733)	(4,140)	(6,607)	(21,160)	(22,771)
Purchases of intangible assets		(3,544)	(5,816)	(3,604)	(14,632)	(18,197)
Acquisition of people and assets of Reciva		(585)	—	—	(5,085)	—
Disposal of Imaging IP		(423)	—	34,723	30,439	—
Proceeds on disposal of property, plant and equipment		—	231	—	16	411
Purchase of investment		—	—	—	(1,000)	—

Net cash (used in) from investing activities		(69,127)	(35,376)	70,159	(7,477)	(100,321)

Financing activities
Repayments of obligations under finance lease		—	(129)	—	(696)	(823)
Proceeds on issue of shares		696	2,641	3,190	15,102	24,170
Purchase of ordinary shares by Employee Benefit Trust		—	(4,811)	(7,631)	(7,631)	(4,811)
Purchase of ordinary shares		—	(12,635)	(16,684)	(62,748)	(66,832)
Equity dividends paid to shareholders		—	—	(8,382)	(23,585)	(20,358)

Net cash from (used in) financing activities		696	(14,934)	(29,507)	(79,558)	(68,654)

Net (decrease) increase in cash and cash equivalents		(38,813)	(13,057)	72,812	(17,960)	(86,667)
Cash and cash equivalents at beginning of period		247,612	240,290	175,933	227,468	314,760
Effect of foreign exchange rate changes		(956)	235	(1,133)	(1,665)	(625)

Cash and cash equivalents at end of period		207,843	227,468	247,612	207,843	227,468

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (“IASB”). The directors approved the issuance of the financial statements for the 52 weeks ended 26 December 2014 on 4 March 2015.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 27 December 2013 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 26 December 2014 and 27 December 2013 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2014	13 weeks	27 September 2014 to 26 December 2014
Q3 2014	13 weeks	28 June 2014 to 26 September 2014
Q4 2013	13 weeks	28 September 2013 to 27 December 2013
2014	52 weeks	28 December 2013 to 26 December 2014
2013	52 weeks	29 December 2012 to 27 December 2013

2 Going Concern

The condensed consolidated financial statements have been prepared on the going concern basis.

The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $283.2 million of cash, cash equivalents and treasury deposits, as at 26 December 2014 and no debt liabilities.

After considering the above factors, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

3 Changes in share capital

In Q4 2014, 935,448 new ordinary shares were issued to satisfy employee share options and award exercises. Consideration was $467,312 at a premium of $465,812. In addition, 51,455 ordinary shares were issued from ordinary shares held at treasury, to satisfy employee share option exercises.

During 2014, 4,821,439 new ordinary shares were issued to satisfy employee share options and awards exercises. Consideration was $10,607,390, at a premium of $10,596,197. In addition, 1,457,671 ordinary shares were issued from ordinary shares held at treasury, to satisfy employee share option exercises.

During 2014, CSR purchased and then subsequently cancelled 6,360,728 of its own ordinary shares.

As at 26 December 2014, there were 166,099,318 ordinary shares in issue. This is after adjusting for the 19,855,906 ordinary shares held in treasury.

4 Segmental reporting

CSR is a leading provider of platform technology solutions for the consumer electronics market.

Products from which Reportable Segments Derive their Revenues

The Group has four operating segments which are reported to the Chief Executive, who is our chief operating decision maker, for internal monitoring and allocation of resources. In our opinion each operating segment is a reporting segment.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are as follows:

Voice & Music	Mono and Stereo audio
Auto	Automotive and Personal Navigation Device (PND) applications
Consumer	Cameras, Gaming, Document Imaging, Indoors Location, Bluetooth Smart and other consumer applications
Legacy	Legacy Home Entertainment, Handset Connectivity and Handset Location

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 26 December 2014:

52 weeks ended 26 December 2014	Automotive	Consumer	Voice & Music	Legacy	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	200,993	155,447	346,531	71,802	—	774,773

Result
Underlying operating (loss) profit	(20,155)	(18,115)	124,549	23,662	—	109,941

Share-based payment charges					(29,936)	(29,936)
Amortisation of acquired intangible assets					(8,547)	(8,547)
Integration and restructuring					(2,012)	(2,012)
Transaction costs					(12,024)	(12,024)
Other operating income					1,347	1,347
Reversal of non-current asset impairment charges					23,267	23,267
Gain on disposal of Imaging IP					14,931	14,931

Operating profit						96,967
Investment income						731
Finance costs						(3,865)

Profit before tax						93,833

52 weeks ended 27 December 2013	Automotive	Consumer	Voice & Music	Legacy	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	228,834	181,468	311,962	238,446	—	960,710

Result
Underlying operating (loss) profit	(7,426)	(70,398)	123,094	59,006	—	104,276

Share-based payment charges					(38,143)	(38,143)
Amortisation of acquired intangible assets					(16,793)	(16,793)
Integration and restructuring					(24,678)	(24,678)
Litigation and patent settlement charges					(4,650)	(4,650)
Goodwill and non-current asset impairment charges					(76,896)	(76,896)
Fair value of contractual milestone payments					(5,000)	(5,000)
Release of litigation provision					9,827	9,827
Other operating income					3,671	3,671

Operating loss						(48,386)
Investment income						920
Finance costs						(4,993)

Loss before tax						(52,459)

5 Earnings (loss) per ordinary share

The calculation of earnings (loss) per ordinary share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of ordinary shares in issue during the period.

The diluted weighted average number of ordinary shares differs from the weighted average number of ordinary shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q4 2014	163,884,095	173,849,837
Q4 2013	163,475,253	173,503,272
Q3 2014	162,003,345	170,936,470
2014	165,145,831	175,580,273
2013	164,181,841	175,240,249

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period.

Refer	to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

6 Reconciliation of profit (loss) to net cash from operating activities

	Q4 2014	Q4 2013	Q3 2014	2014	2013
	$’000	$’000	$’000	$’000	$’000
Profit (loss)	21,583	(76,059)	18,984	96,826	(46,329)
Adjustments for:
Investment income	(404)	(563)	(94)	(731)	(920)
Finance costs	1,659	2,146	1,663	3,865	4,993
Tax	(16,386)	(20,681)	8,804	(2,993)	(6,130)
Amortisation of intangible assets	4,717	3,716	4,274	16,903	28,390
Depreciation of property, plant and equipment	4,061	3,089	3,872	14,980	12,484
Loss (gain) on disposal of property, plant and equipment and intangible fixed assets	139	(161)	32	158	(196)
Share option charges	5,183	6,123	5,067	22,612	29,650
Loss (gain) on disposal of Imaging IP	—	—	407	(14,931)	—
Non-current asset impairment charge (reversal)	—	76,896	—	(23,267)	76,896
(Decrease) increase in provisions	(196)	5,010	(527)	(7,420)	(8,551)

Operating cash flows before movements in working capital	20,356	(484)	42,482	106,002	90,287
Decrease in inventories	3,157	6,586	10,642	17,494	13,936
Decrease (increase) in receivables	2,478	33,333	(13,493)	(4,429)	7,304
Increase (decrease) in payables	3,795	(1,044)	(6,626)	(47,107)	(26,309)

Cash generated by operations	29,786	38,391	33,005	71,960	85,218
Tax paid	(103)	(952)	(788)	(2,545)	(2,489)
Interest paid	(65)	(186)	(57)	(340)	(421)

Net cash inflow from operating activities	29,618	37,253	32,160	69,075	82,308

Supplementary information

Reconciliation of IFRS results to underlying measures

Q4 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	112,792	60.0	(60,793)	(45,547)	6,452	5,197	16,386	21,583	0.12
Amortisation of intangibles	818	0.4	216	1,304	2,338	2,338	(764)	1,574	0.01
Share option charges	—	—	4,263	3,468	7,731	7,731	(5,412)	2,319	0.01
Integration and restructuring	—	—	—	(398)	(398)	(398)	(11)	(409)	—
Transaction costs	—	—	—	12,024	12,024	12,024	185	12,209	0.07
Other operating income	—	—	—	(316)	(316)	(316)	262	(54)	—
Unwinding of discount on non-underlying items	—	—	—	—	—	203	(44)	159	—
Deferred tax impact of change in UK tax rate	—	—	—	—	—	—	(86)	(86)	—
Recognition of tax assets	—	—	—	—	—	—	(14,748)	(14,748)	(0.09)
Movement in uncertain tax positions	—	—	—	—	—	—	(828)	(828)	—
Tax effect of UK patent box	—	—	—	—	—	—	1,400	1,400	0.01
Prior year tax adjustment to non-underlying items	—	—	—	—	—	—	254	254	—

Underlying	113,610	60.4	(56,314)	(29,465)	27,831	26,779	(3,406)	23,373	0.13

Q4 2013
	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	108,135	51.9	(64,114)	(62,282)	(95,157)	(96,740)	20,681	(76,059)	(0.47)
Amortisation of intangibles	1,824	0.9	346	1,248	3,418	3,418	(1,501)	1,917	0.01
Share option charges	—	—	5,038	4,113	9,151	9,151	(4,520)	4,631	0.03
Integration and restructuring	—	—	—	12,273	12,273	12,273	(1,264)	11,009	0.06
Fair value of contractual milestones	—	—	—	5,000	5,000	5,000	(1,163)	3,837	0.02
Other operating income	—	—	—	225	225	225	(52)	173	—
Non-current asset impairment charges	—	—	—	—	76,896	76,896	—	76,896	0.44
Unwinding of discounts on non-underlying items	—	—	—	—	—	341	(80)	261	—
Prior year tax adjustment and movement in uncertain tax positions	—	—	—	—	—	—	(11,575)	(11,575)	(0.07)
Release of litigation provision	—	—	—	—	—	—	50	50	—
Deferred tax impact of change in UK tax rate	—	—	—	—	—	—	(29)	(29)	—
Effect of not diluting a loss per share	—	—	—	—	—	—	—	—	0.04

Underlying	109,959	52.8	(58,730)	(39,423)	11,806	10,564	547	11,111	0.06

Q3 2014
	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	126,653	59.7	(61,398)	(35,491)	29,357	27,788	(8,804)	18,984	0.11
Amortisation of intangibles	818	0.4	216	1,253	2,287	2,287	(739)	1,548	0.01
Share option charges	—	—	4,936	4,188	9,124	9,124	1,548	10,672	0.06
Integration and restructuring	—	—	—	217	217	217	(325)	(108)	—
Other operating income	—	—	—	(325)	(325)	(325)	14	(311)	—
Loss on sale of Imaging IP	—	—	—	—	407	407	—	407	—
Unwinding of discount on non-underlying items	—	—	—	—	—	238	(51)	187	—
Derecognition of deferred tax on tax losses	—	—	—	—	—	—	3,435	3,435	0.02
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	(367)	(367)	—

Underlying	127,471	60.1	(56,246)	(30,158)	41,067	39,736	(5,289)	34,447	0.20

2014						Profit b/f tax $’000
	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000		Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	449,898	58.1	(240,921)	(150,208)	96,967	93,833	2,993	96,826	0.55
Amortisation of intangibles	3,272	0.4	863	4,413	8,548	8,548	(2,841)	5,707	0.03
Share option charges	—	—	16,569	13,366	29,935	29,935	(6,713)	23,222	0.13
Integration and restructuring	—	—	—	2,012	2,012	2,012	(1,129)	883	0.01
Transaction costs	—	—	—	12,024	12,024	12,024	185	12,209	0.07
Other operating income	—	—	—	(1,347)	(1,347)	(1,347)	290	(1,057)	(0.01)
Non-current asset impairment reversal	—	—	—	—	(23,267)	(23,267)	—	(23,267)	(0.14)
Gain on sale of Imaging IP	—	—	—	—	(14,931)	(14,931)	7	(14,924)	(0.08)
Unwinding of discount on non-underlying items	—	—	—	—	—	1,022	(220)	802	—
Tax effect of UK patent box	—	—	—	—	—	—	1,400	1,400	0.01
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(86)	(86)	—
Recognition of tax assets	—	—	—	—	—	—	(10,951)	(10,951)	(0.06)
Movement in uncertain tax positions	—	—	—	—	—	—	(828)	(828)	—
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	37	37	—

Underlying	453,170	58.5	(223,489)	(119,740)	109,941	107,829	(17,856)	89,973	0.51

2013						Profit b/f tax $’000
	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000		Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	495,267	51.6	(273,026)	(193,731)	(48,386)	(52,459)	6,130	(46,329)	(0.28)
Amortisation of intangibles	8,173	0.8	1,832	6,788	16,793	16,793	(4,638)	12,155	0.07
Share option charges	—	—	22,728	15,415	38,143	38,143	(9,188)	28,955	0.17
Integration and restructuring	—	—	—	24,678	24,678	24,678	(4,325)	20,353	0.12
Patent and litigation settlements	—	—	—	4,650	4,650	4,650	(1,081)	3,569	0.02
Other operating income	—	—	—	(3,671)	(3,671)	(3,671)	853	(2,818)	(0.02)
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,489	(6,338)	(0.04)
Fair value of contractual milestones	—	—	—	5,000	5,000	5,000	(1,163)	3,837	0.02
Non-current asset impairment charges	—	—	—	—	76,896	76,896	—	76,896	0.44
Unwinding of discount on non-underlying items	—	—	—	—	—	1,568	(365)	1,203	0.01
Deferred tax impact of change in UK tax rate	—	—	—	—	—	—	(29)	(29)	—
Tax effect of UK patent box	—	—	—	—	—	—	2,078	2,078	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	3,128	3,128	0.02
Prior year tax adjustment and movement in uncertain tax positions	—	—	—	—	—	—	(15,548)	(15,548)	(0.10)
Effect of not diluting a loss per share	—	—	—	—	—	—	—	—	0.02

Underlying	503,440	52.4	(248,466)	(150,698)	104,276	101,771	(20,659)	81,112	0.46